UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 12, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Springleaf Finance, Inc.

File No. 002-82985 - CF#26278

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Springleaf Finance, Inc., formerly American General Finance, Inc., submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on February 4, 2011.

Based on representations by Springleaf Finance, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through February 1, 2016
Exhibit 10.2	through February 1, 2016
Exhibit 10.3	through February 1, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael Seaman
Special Counsel